

September 28, 2010

Mr. Loren M. Starr
Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street N.E., Suite 1800
Atlanta, Georgia 30309

> **RE: Invesco Ltd.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, 2010 and**
> **June 30, 2010**
> **Definitive Proxy Statement on Schedule 14A filed on**
> **March 29, 2010**
> **Prospectus Supplement filed on May 20, 2009**
> **File No. 1-13908**

Dear Mr. Starr:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief